United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 1-12260

Coca-Cola FEMSA, S.A.B. de C.V.

(Exact name of the Registrant as specified in the charter)

Calle Mario Pani No. 100,

Colonia Santa Fe Cuajimalpa,

Alcaldía Cuajimalpa de Morelos,

05348, Ciudad de México,

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations for the six months ended June 30, 2025.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2024 (File No. 001-12260), filed with the U.S. Securities and Exchange Commission on April 10, 2025.

-i-

Forward-Looking Information

Some of the information contained or incorporated by reference in this report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to:

•	effects on our company from changes in our relationship with The Coca-Cola Company;

•	fluctuation in the prices of raw materials;

•	changes or interruptions in our information technology systems;

•	effects on our business from changes to our various suppliers’ business and demands;

•	competition;

•	significant developments in the countries where we operate;

•	fluctuation in currency exchange and interest rates;

•	our ability to implement our business strategy and our ability to finance capital expenditures, including our ability to successfully integrate mergers and acquisitions we have completed in recent years;

•	availability of and access to technology and other inputs necessary to implement our strategy and meet our goals;

•	economic, political or geopolitical conditions, including the effects of changing administrations, new domestic and foreign policies, volatility in international relations and shifting dynamics in the global economic or geopolitical landscape;

•	changes in our regulatory or legal environment, including the impact of existing laws and regulations, changes thereto or the imposition of new taxes, environmental, health, labor, energy, foreign investment and/or antitrust laws or regulations impacting our business, activities and investments;

•	adverse weather, natural disasters and the effects of climate change; and

•	health epidemics, pandemics and similar outbreaks, including future outbreak of diseases, or the spread of existing diseases, and their effect on customer behavior and on economic, political, social and other conditions in the countries where we operate and globally.

Forward-looking statements involve inherent risks and uncertainties. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Some of these factors are discussed under “Risk Factors” in our most recent annual report on Form 20-F and include economic and political conditions and government policies in the countries in which we operate, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of their respective dates. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or otherwise.

Presentation of Information

Certain Defined Terms

The terms “Coca-Cola FEMSA,” “our company,” “we,” “us” and “our,” are used in this report to refer to Coca-Cola FEMSA, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis.

Currency

References herein to “US$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience. This report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations, or any other currency translations included herein, as representations that the Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps. 18.8292 to US$1.00, which was the noon buying rate for Mexican pesos per U.S. dollar as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates for June 30, 2025.

Rounding

Certain figures included in this report have been rounded for ease of presentation. Percentage figures included in this report have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

Operating and Financial Review – SIX Months Ended JUNE 30, 2025

The following is a summary and discussion of our unaudited interim condensed consolidated financial information as of June 30, 2025 and for the six month periods ended June 30, 2025 and 2024. The following tables and discussion should be read in conjunction with our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2024.

In the opinion of our management, the unaudited interim condensed consolidated financial information discussed below is prepared in compliance with International Accounting Standards 34, Interim Financial Statements (“IAS 34”) and includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under International Financial Reporting Standards (Accounting Standards) (“IFRS”) as issued by the International Accounting Standards Board made in our audited annual consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2024.

Unaudited Interim Condensed Consolidated Financial Information

	For the six months ended June 30,
	2025(1)		2025		2024

	(in millions, except percentages)
Income Statement Information:
Total revenues	US$	7,579	Ps.	142,703	Ps.	133,685
Cost of goods sold		4,142		77,987		73,124
Gross profit		3,437		64,716		60,561
Administrative expenses		401		7,549		6,703
Selling expenses		2,044		38,480		34,735
Other income		79		1,486		1,971
Other expenses		80		1,501		2,809
Interest expense		210		3,963		3,648
Interest income		64		1,214		1,307
Foreign exchange (loss) gain, net		(0)		(1)		204
Gain on monetary position for subsidiaries in hyperinflationary economies		8		154		42
Market value gain on financial instruments		15		288		15
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		869		16,364		16,206
Income taxes		302		5,691		5,329
Share in the profit of equity accounted investees, net of income taxes		17		320		63
Consolidated net income		584		10,993		10,941
Attributable to:
Equity holders of the parent		555		10,450		10,598
Non-controlling interest		29		543		342
Consolidated net income		584		10,993		10,941

	As of
	June 30, 2025(1)		June 30, 2025		December 31, 2024

	(in millions)
Balance Sheet Information:
Cash and cash equivalents	US$	1,972	Ps.	37,139	Ps.	32,779
Trade receivable, net, inventories, recoverable income tax, other recoverable taxes, other current financial assets and other current assets		2,198		41,392		42,353
Total current assets		4,171		78,531		75,132
Investments accounted for using the equity method		570		10,738		10,233
Rights of use assets, net		146		2,745		2,989
Property, plant and equipment, net		5,446		102,549		99,381
Intangible assets, net		5,478		103,142		101,876
Deferred tax assets, other non-current financial assets and other non-current assets		858		16,155		18,375
Total non-current assets		12,498		235,329		232,854
Total assets		16,669		313,860		307,986
Bank loans and notes payable		107		2,022		1,443
Current portion of non-current debt		92		1,733		1,871
Current portion of lease liabilities		47		876		889
Interest payable		45		850		835
Suppliers, income tax payable, other taxes payable, other current financial liabilities and other current liabilities		3,447		64,910		62,133
Total current liabilities		3,738		70,391		67,171
Bank loans and notes payable		4,130		77,769		70,383
Non-current portion of lease liabilities		112		2,101		2,295
Post-employment and other non-current employee benefits, deferred tax liabilities, other non-current financial liabilities, provisions and other non-current liabilities		1,001		18,855		17,596
Total non-current liabilities		5,243		98,725		90,274
Total liabilities		8,982		169,116		157,445
Total equity		7,687		144,744		150,541
Equity attributable to equity holders of the parent		7,273		136,938		143,428
Non-controlling interest in consolidated subsidiaries		415		7,806		7,113
Total liabilities and equity		16,669		313,860		307,986

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 18.8292 to US$1.00 solely for the convenience of the reader.

Consolidated Results of Operations for the Six Months Ended June 30, 2025 and 2024

The comparability of our financial and operating performance in the first six months of 2025 as compared to the same period in 2024 was affected by the following factors: (i) translation effects resulting from fluctuation in exchange rates and (ii) our results in Argentina, whose economy meets the criteria to be considered a hyperinflationary economy. To translate the results of Argentina for the six-month periods ended June 30, 2025 and 2024, we used the exchange rate at June 30, 2025 of 1,205.00 Argentine pesos per U.S. dollar and the exchange rate at June 30, 2024 of 912.00 Argentine pesos per U.S. dollar. The depreciation of the Argentine peso relative to the U.S. dollar on June 30, 2025, as compared to the end-of-period exchange rate on June 30, 2024, was 32.1%.

In addition, the average depreciation of currencies used in our main operations relative to the U.S. dollar in the six months ended June 30, 2025, as compared to the same period in 2024, was 16.8% for the Mexican peso, 13.2% for the Brazilian real, and 6.8% for the Colombian peso.

Total Revenues. Our consolidated total revenues increased by 6.7% to Ps. 142,703 million in the six months ended June 30, 2025, as compared to the same period in 2024, mainly as a result of revenue management initiatives and favorable currency translation effects from most of our operating currencies into Mexican Pesos, these effects were partially offset by volume contraction.

Consolidated average price per unit case increased by 11.1% to Ps. 68.6 in the six months ended June 30, 2025, as compared to Ps. 61.8 in the same period in 2024, mainly as a result of revenue management initiatives and favorable currency translation effects.

Total sales volume decreased by 3.9% in the six months ended June 30, 2025 as compared to the same period in 2024, driven mainly by volume declines in Mexico and Colombia. These declines were partially offset by increases in Argentina, Uruguay and Guatemala, and a flattish performance in Brazil.

•	In the six months ended June 30, 2025, sales volume of our sparkling beverage portfolio decreased by 4.2%, sales volume of our cola’s portfolio decreased by 3.6%, while sales volume of our flavored sparkling beverage portfolio declined by 6.6%, in each case as compared to the same period in 2024.

•	In the six months ended June 30, 2025, sales volume of our still beverage portfolio increased by 0.1% as compared to the same period in 2024.

•	Sales volume of our bottled water category, excluding bulk water, decreased by 1.8% in the six months ended June 30, 2025, as compared to the same period in 2024.

•	Sales volume of our bulk water category declined by 6.9% in the six months ended June 30, 2025, as compared to the same period in 2024.

Cost of Goods Sold. Our cost of goods sold increased by 6.6% to 77,987 million in the six months ended June 30, 2025 as compared to the same period in 2024. Cost of goods sold as a percentage of total revenues decreased by 10 basis points to 54.6% in the six months ended June 30, 2025 as compared to the same period in 2024, and had an effect on our gross profit as further described below. The components of the cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to our production facilities, wages and other labor costs associated with labor force employed at our production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency, net of applicable taxes. Packaging material purchases, mainly PET resin and aluminum, and High Fructose Corn Syrup, or HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

Gross Profit. Our gross profit increased by 6.9% to Ps. 64,716 million in the six months ended June 30, 2025; with a gross margin growth of 10 basis points to reach 45.4% in the six months ended June 30, 2025, as compared to the same period in 2024. This performance was driven mainly by lower sweetener costs, top-line growth, and raw material hedging initiatives. These effects were partially offset by higher fixed costs, such as labor, and the depreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs.

Administrative and Selling Expenses. Our administrative and selling expenses increased by 11.1% to Ps. 46,029 million in the six months ended June 30, 2025, as compared to the same period in 2024. Our administrative and selling expenses as a percentage of total revenues increased by 130 basis points to 32.3% in the six months ended June 30, 2025, as compared to the same period in 2024, mainly as a result of an increase in expenses such as labor, depreciation and marketing, which were partially offset by efficiencies in freight expenses.

Other Income and Expenses Net. We recorded other expenses net of Ps. 15 million in the six months ended June 30, 2025 as compared to Ps. 838 million in the same period in 2024. This performance was driven, mainly as a result of an operative foreign exchange gain, of Ps. 360 million as compared to an operative foreign exchange loss of Ps. 393 million in the same period of the previous year, that was driven mainly by the appreciation of the Brazilian Real and the Mexican Peso as applied to our U.S. dollar-denominated cash position during the same period of the previous year, additionally, in 2024, we recognized extraordinary expenses due to the flooding in Rio Grande do Sul, which led to the temporary closure of our plant.

Interest Expense. Interest expense in the six months ended June 30, 2025 was Ps. 3,963 million, as compared to Ps. 3,648 million in same period in 2024. This 8.6% increase was mainly driven by a U.S. dollar-denominated bond due 2035 issued during the second quarter 2025, in conjunction with an increase in interest rates in Brazil and new financing in Argentina and Colombia.

Interest Income. Interest income in the six months ended June 30, 2025 was Ps. 1,214 million, as compared to Ps. 1,307 million in same period in 2024. This 7.1% decrease was mainly driven by the decrease in our cash position in conjunction with interest rate reductions in Mexico, the U.S. and Argentina, partially offset by an increase in the interest rate in Brazil.

Foreign exchange (loss) gain, net. We recorded a foreign exchange loss of Ps. 1 million in the six months ended June 30, 2025, as compared to a gain of Ps. 204 million recorded during the same period in 2024, this gain in the previous year was driven mainly by the appreciation of the Brazilian Real and the Mexican Peso as applied to our U.S. dollar-denominated cash position during the same period of the previous year.

Gain on monetary position for subsidiaries in hyperinflationary economies. We recognized a higher gain in monetary position in inflationary subsidiaries, recording Ps. 154 million during the six months ended June 30, 2025, as compared to a gain of Ps. 42 million during the same period of the previous year. This increase was driven mainly by an increase in our liabilities in Argentina, which were favorably influenced by inflationary effects.

Market value gain on financial instruments. We recorded a gain in the market value of financial instruments of Ps. 288 million during the first six months of 2025, as compared to a gain of Ps. 15 million during the same period of 2024. This effect was driven mainly by a decrease in the floating interest rate as compared to the previous year.

Income Taxes. In the six months ended June 30, 2025, our effective income tax rate was 34.8% as compared to 32.9% in the same period in 2024. This increase was driven mainly by non-recurring effects from previous fiscal years in conjunction with non-creditable taxes and inflationary effects.

Share in the profit of equity accounted investees, net of income taxes. In the six months ended June 30, 2025, we recorded a gain of Ps. 320 million in the share of equity accounted investees, net of taxes, mainly due to the results of PIASA, our associate in Mexico as a result of top-line growth coupled with costs reduction efficiencies, and Leao, our associate in Brazil, as compared to a gain of Ps. 63 million in the same period in 2024.

Net Income (Equity holders of the parent). We reported a net controlling interest income of Ps. 10,450 million in the six months ended June 30, 2025, as compared to a net controlling interest income of Ps. 10,598 million in the same period in 2024. This decrease was driven mainly by higher comprehensive financing results and higher income taxes that were partially offset by a slight increase in our operating income.

Results by Reporting Segment

Mexico and Central America

Total Revenues. Total revenues in our Mexico and Central America reporting segment increased by 2.5% to Ps. 84,975 million in the six months ended June 30, 2025, as compared to the same period in 2024, mainly as a result of revenue management initiatives and the favorable currency translation effect from all our operating currencies into Mexican pesos.

Total sales volume in our Mexico and Central America reporting segment decreased by 6.7% to 1,190.2 million unit cases in the six months ended June 30, 2025, as compared to the same period in 2024, mainly as a result of unfavorable weather conditions and challenging comparison base from the previous year.

•	Sales volume of our sparkling beverage portfolio decreased by 7.4% in the six months ended June 2025 as compared to the same period in 2024, as compared to the same period in 2024, mainly driven by a 9.1% decrease in Mexico.

•	Sales volume of our still beverage portfolio decreased by 0.1% in the six months ended June 30, 2025 as compared to the same period in 2024, due to flat performances across the region.

•	Sales volume of bottled water, excluding bulk water, decreased by 8.2% in the six months ended June 30, 2025 as compared to the same period in 2024, mainly due to a 9.6% decrease in Mexico.

•	Sales volume of our bulk water portfolio decreased by 6.3% in the six months ended June 30, 2025, as compared to the same period in 2024, mainly driven by a 6.3% decrease in Mexico.

Sales volume in Mexico decreased by 7.9% to 1,003.3 million unit cases in the six months ended June 30, 2025, as compared to 1,089.8 million unit cases in the same period in 2024.

•	Sales volume of our sparkling beverage portfolio decreased by 9.1% in the six months ended June 2025 as compared to the same period in 2024.

•	Sales volume of our still beverage portfolio increased by 0.3% in the six months ended June 30, 2025 as compared to the same period in 2024.

•	Sales volume of bottled water, excluding bulk water, decreased by 9.6% in the six months ended June 30, 2025 as compared to the same period in 2024.

•	Sales volume of our bulk water portfolio decreased by 6.3% in the six months ended June 30, 2025 as compared to the same period in 2024.

Sales volume in Central America increased by 0.7% to 186.9 million unit cases in the six months ended June 30, 2025, as compared to 185.6 million unit cases in the same period in 2024.

•	Sales volume of our sparkling beverage portfolio increased by 0.8% in the six months ended June 30, 2025 as compared to the same period in 2024.

•	Sales volume of our still beverage portfolio decreased by 1.8% in the six months ended June 30, 2025 as compared to the same period in 2024.

•	Sales volume of bottled water, excluding bulk water, increased by 4.7% in the six months ended June 30, 2025 as compared to the same period in 2024.

•	Sales volume of our bulk water portfolio decreased by 6.3% % in the six months ended June 30, 2025 as compared to the same period in 2024.

Cost of Goods Sold. Our cost of goods sold in this reporting segment increased by 3.7% to 44,686 million in the six months ended June 30, 2025 as compared to the same period in 2024, and had an effect on our gross profit for this reporting segment as further described below. Cost of goods sold as a percentage of total revenues in this segment increased by 60 basis points to 52.6% in the six months ended June 30, 2025 as compared to the same period in 2024.

Gross Profit. Our gross profit in this reporting segment increased by 1.1% to 40,289 million in the six months ended June 30, 2025 as compared to the same period in 2024; however, gross profit margin contracted by 60 basis points to 47.4% in the six months ended June 30, 2025 as compared to the same period in 2024. This margin contraction was driven mainly by unfavorable mix effects and higher fixed costs such as labor, in conjunction with the depreciation of the Mexican Peso as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by lower sweetener costs and raw material hedging initiatives.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this reporting segment expanded by 150 basis points to 33.3% in the six months ended June 30, 2025 as compared to the same period in 2024. Administrative and selling expenses, in absolute terms, increased 7.5% in the six months ended June 30, 2025, as compared to the same period in 2024, driven mainly by higher expenses, such as labor and maintenance, in conjunction with an increase in depreciation and marketing.

South America

Total Revenues. Total revenues in our South America reporting segment increased by 13.7% to Ps. 57,727 million in the six months ended June 30, 2025 as compared to the same period in 2024, mainly as a result of revenue management initiatives, a favorable mix, and a favorable currency translation effect into Mexican pesos. This increase was partially offset by a volume decrease in Colombia. Total revenues for beer amounted to Ps. 2,368.3 million in the six months ended June 30, 2025.

Total sales volume in our South America reporting segment increased by 0.3% to 831.6 million unit cases in the six months ended June 30, 2025, as compared to the same period in 2024, mainly as a result of volume growth in Argentina, Uruguay and Brazil that was partially offset by volume decline in Colombia.

•	Sales volume of our sparkling beverage portfolio increased by 0.1% in the six months ended June 30, 2025, as compared to the same period in 2024 mainly driven by the 7.6% increase in Argentina.

•	Sales volume of our still beverage portfolio increased by 0.5% in the six months ended June 30, 2025 as compared to the same period in 2024 due to the 47.0% increase in Argentina.

•	Sales volume of our bottled water category, excluding bulk water, increased by 5.6% in the six months ended June 30, 2025 as compared to the same period in 2024 due to an increase in Brazil, Argentina and Uruguay.

•	Sales volume of our bulk water portfolio decreased by 14.8% in the six months ended June 30, 2025 as compared to the same period in 2024 mainly driven by decreases in both, Colombia and Argentina.

Sales volume in Brazil increased by 0.5% to 560.6 million unit cases in the six months ended June 30, 2025, as compared to 557.6 million unit cases during the same period in 2024.

•	Sales volume of our sparkling beverage portfolio increased by 0.3% in the six months ended June 30, 2025 as compared to the same period in 2024.

•	Sales volume of our still beverage portfolio decreased by 0.2% in the six months ended June 30, 2025 as compared to the same period in 2024.

•	Sales volume of our bottled water, excluding bulk water, increased by 5.4% in the six months ended June 30, 2025 as compared to the same period in 2024.

•	Sales volume of our bulk water portfolio decreased by 9.3% in the six months ended June 30, 2025 as compared to the same period in 2024.

Sales volume in Colombia decreased by 5.5% to 163.8 million unit cases in the six months ended June 30, 2025, as compared to 173.3 million unit cases in the same period in 2024.

•	Sales volume of our sparkling beverage portfolio decreased by 4.1% in the six months ended June 30, 2025 as compared to the same period in 2024.

•	Sales volume of our still beverage portfolio decreased by 17.5%, in the six months ended June 30, 2025 as compared to the same period in 2024.

•	Sales volume of bottled water, excluding bulk water, decreased by 2.8% in the six months ended June 30, 2025 as compared to the same period in 2024.

•	Sales volume of our bulk water portfolio decreased by 12.7% in the six months ended June 30, 2025 as compared to the same period in 2024.

Sales volume in Argentina increased by 10.5% to 82.6 million unit cases in the six months ended June 30, 2025, as compared to 74.8 million unit cases in 2024.

•	Sales volume of our sparkling beverage portfolio increased by 7.6% in the six months ended June 30, 2025 as compared to the same period in 2024.

•	Sales volume of our still beverage portfolio increased by 47.0% in the six months ended June 30, 2025 as compared to the same period in 2024.

•	Sales volume of bottled water, excluding bulk water, increased by 20.6% in the six months ended June 30, 2025 as compared to the same period in 2024.

•	Sales volume of our bulk water portfolio decreased by 27.0% in the six months ended June 30, 2025 as compared to the same period in 2024.

Sales volume in Uruguay increased by 5.5% to 24.6 million unit cases in the six months ended June 30, 2025, as compared to 23.3 million unit cases in the same period in 2024.

•	Sales volume of our sparkling beverage portfolio increased by 1.8% in the six months ended June 30, 2025 as compared to the same period in 2024.

•	Sales volume of our still beverage portfolio increased by 28.0% in the six months ended June 30, 2025 as compared to the same period in 2024.

•	Sales volume of bottled water, excluding bulk water, increased by 17.5% in the six months ended June 30, 2025 as compared to the same period in 2024.

Cost of Goods Sold. Our cost of goods sold in this reporting segment increased by 10.8% to 33,301 million in the six months ended June 30, 2025 as compared to the same period in 2024, and had an effect on our gross profit for this reporting segment as further described below. Cost of goods sold as a percentage of total revenues in this segment decreased by 150 basis points to 57.7% in the six months ended June 30, 2025 as compared to the same period in 2024.

Gross Profit. Gross profit in this reporting segment amounted to Ps. 24,427 million, an increase of 17.9% in the six months ended June 30, 2025 as compared to the same period in 2024, with a 150 basis point gross margin expansion to 42.3% in the six months ended June 30, 2025 as compared to the same period in 2024. This growth in gross profit was driven mainly by top-line growth, in conjunction with a decrease in raw material costs, such as sweeteners, and cost efficiencies, which were partially offset by the currency depreciation in all our operating currencies as compared to the U.S. dollar.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this reporting segment increased by 100 basis points to 30.7% in the six months ended June 30, 2025 as compared to the same period in 2024. Administrative and selling expenses, in absolute terms, increased by 17.3% in the six months ended June 30, 2025, as compared to the same period in 2024, driven mainly by higher expenses, such as labor and maintenance, in conjunction with an increase in depreciation.

Liquidity and Capital Resources

Liquidity. The principal source of our liquidity is cash generated from operations. A significant portion of our sales are on a cash basis with the remainder on a short-term credit basis. We have traditionally been able to rely on cash generated from operations to fund our working capital requirements and our capital expenditures. Our working capital benefits from the fact that most of our sales are made on a cash basis, while we generally pay our suppliers on credit. Historically, we have used a combination of borrowings from Mexican and international banks and bond issuances in the Mexican and international capital markets. Our major cash requirements are obligations to support our ongoing operations and contractual obligations with Mexican and international banks for borrowings and bond issuances in the Mexican and international capital markets, derivative agreements and lease agreements.

Our total indebtedness was Ps. 81,524 million as of June 30, 2025, as compared to Ps. 73,697 million as of December 31, 2024. Short-term debt and long-term debt were Ps. 3,755 million and Ps. 77,769 million, respectively, as of June 30, 2025, as compared to Ps. 3,314 million and Ps. 70,383 million, respectively, as of December 31, 2024. Total debt increased Ps. 7,827 million in 2025, compared to December 31, 2024. As of June 30, 2025, our cash and cash equivalents were Ps. 37,139 million, as compared to Ps. 32,779 million as of December 31, 2024. As of June 30, 2025, our cash and cash equivalents were comprised of 60.6% U.S. dollars, 18.1% Brazilian reais, 14.3% Mexican pesos, 2.8% Colombian pesos, 1.6% Uruguayan pesos and 2.6% other legal currencies. We believe that these funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.

On May 6, 2025, we issued US$500 million aggregate principal amount of 5.100% senior notes due May 6, 2035. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries.

As part of our financing policy, we expect to continue to finance our liquidity needs mainly with cash flows from our operating activities. Nonetheless, as a result of regulations in certain countries where we operate, it may not be beneficial or practicable for us to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls may also increase the real price of remitting cash to fund debt requirements in other countries. In the event that cash in these countries is not sufficient to fund future working capital requirements and capital expenditures, we may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In the future we may finance our working capital and capital expenditure needs with short-term debt or other borrowings.

We continuously evaluate opportunities to pursue acquisitions or engage in strategic transactions. We would expect to finance any significant future transactions with a combination of any of cash, long-term indebtedness and the issuance of shares of our company.

Our financing, treasury and derivatives policies provide that the planning and finance committee of our board of directors is responsible for determining the company’s overall financial strategy, including the dividends policy, investments of our funds, cash flow and working capital strategies, mergers and acquisitions, debt and equity issuances, repurchases of stock, financial derivative instruments strategies (only for hedging purposes), purchase and lease of assets and indebtedness of the company, among others; which is ultimately approved by our board of directors and implemented by our corporate finance department.

Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the six months ended June 30, 2025 and 2024, from our unaudited consolidated statements of changes in cash flows:

	Six months ended June 30,
	2025		2024

	(in millions)
Net cash flows from operating activities (1)	Ps.	11,759	Ps.	21,203
Net cash flows used in investing activities (2)		(9,162)		(9,211)
Net cash flows generated by financing activities (used in) (3)(4)		3,094		(5,772)

(1)	Net cash flows from operating activities in 2025 decreased primarily due to higher payments to suppliers and the operating performance discussed in the Management’s Discussion and Analysis.

(2)	Includes purchases of property, plant and equipment, proceeds from insurance recoveries and sale of long-lived assets and acquisitions of intangible assets in 2025 and 2024, in the amount of Ps. 9,985 million and Ps. 9,422 respectively.

(3)	Includes proceeds from borrowings in 2025 and 2024, in the amount of Ps. 11,461 million and Ps. 313 million, respectively. In addition, it includes repayments of borrowings in the amount of Ps. 421 million and Ps. 23 million, respectively. In 2025, we issued the U.S. dollar equivalent of Ps. 9,828 million in principal amount of senior notes due 2035; in 2024, no significant debt was acquired.

(4)	Includes dividends paid in 2025 and 2024 in the amount of Ps. 4,053 million and Ps. 3,194 million respectively.

Debt Structure

The following chart sets forth the debt breakdown of our company and its subsidiaries by currency and interest rate type as of June 30, 2025:

Currency	Percentage of Total Debt(1)(2)	Average Nominal Rate(3)	Average Adjusted Rate(1)(4)
Mexican pesos	51.7%	8.3%	8.5%
U.S. dollars	26.3%	3.4%	4.2%
Brazilian reais	17.7%	9.5%	10.9%
Colombian pesos	3.8%	9.2%	9.2%
Argentine pesos	0.6%	40.8%	40.8%

(1)	Includes the effects of our derivative contracts as of June 30, 2025, including cross currency swaps from U.S. dollars to Mexican pesos, U.S. dollars to Brazilian reais and U.S. dollars to Colombian pesos.

(2)	Due to rounding, these figures may not add up to 100.0%.

(3)	Annual weighted average interest rate per currency as of June 30, 2025.

(4)	Annual weighted average interest rate per currency as of June 30, 2025 after giving effect to interest rate swaps and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.” in our annual report on Form 20-F for the year ended December 31, 2024.

Contingencies

We are subject to various claims and contingencies related to tax, labor and other legal proceedings. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions.

We may have losses related to such tax, labor and other legal proceedings. We periodically assess the probability of loss for such contingencies and accrue a provision and/or disclose the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we recognize a provision for the estimated loss. See Note 24.5 to our consolidated financial statements as of December 31, 2024. We use outside legal counsel for certain complex legal proceedings. The following table presents the nature and amount of the loss contingencies recorded as of June 30, 2025:

	As of June 30, 2025
		(in millions)
Tax	Ps.	790
Labor		1,151
Legal		667

Total	Ps.	2,608

In Brazil, we have been required by the relevant authorities to collateralize tax contingencies currently in litigation amounting to Ps. 19,288 million and Ps. 15,700 million as of June 30, 2025 and December 31, 2024, respectively, by pledging fixed assets, or providing bank guarantees.

In connection with our acquisitions, sellers normally agree to indemnify us against certain contingencies that may arise as a result of the management of the businesses prior to the acquisition, subject to survival provisions and other limitations.

Capital Expenditures

The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated basis and by reporting segment:

	For the six months ended June 30,
	2025		2024

	(in millions )
Mexico and Central America(1)	Ps.	5,711	Ps.	5,938
South America(2)		3, 921		2,755
Capital expenditures, net (3)		9,632		8,693

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil, Argentina and Uruguay.

(3)	Includes disposals of property, plant and equipment, intangible assets and other long-lived assets of Ps. 71 million, Ps. 40 million during the years ended June 30, 2025 and 2024, respectively.

During the six month-period ended June 30, 2025 and during the full-year 2024, we focused our capital expenditures on investments in (i) increasing production capacity; (ii) increasing distribution capacity and efficiency; (iii) replacing obsolete assets in both manufacturing and distribution, (iv) placing coolers with retailers; (v) returnable bottles and cases; and (v) information technology.

We budgeted capital expenditures in an amount ranging between 8.5% and 9.5% of total revenues for 2025, which amount will for our capital expenditures in 2025 primarily focus on strengthening our infrastructure, especially our manufacturing and distribution capacity, returnable bottles and cases, investments in information technology and investments in assets that increase our presence in the market. As is customary, this amount will depend on the market and other conditions across our territories.

We estimate that of our projected capital expenditures for 2025, approximately 40.2% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2025.

Historically, The Coca-Cola Company has contributed resources that we generally use for initiatives that promote volume growth of Coca-Cola trademark beverages. Contributions by The Coca-Cola Company are made on a discretionary basis. Although we believe that The Coca-Cola Company will make additional contributions in the future, including assist our capital expenditure program based on past practice and the benefits to The Coca-Cola Company as owner of the Coca-Cola brands from investments that support the strength of the brands in our territories, we can give no assurance that any such contributions will be made.

Hedging Activities

We have entered and continue to enter into derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” in our annual report on Form 20-F for the year ended December 31, 2024.

The following table provides a summary of the fair value of derivative instruments as of June 30, 2025. The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are confirmed by external sources, which generally are also our counterparties to the relevant contracts.

	Fair Value as of June 30, 2025. Assets (liabilities)
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value

	(in millions)
Cross Currency Swaps
U.S. dollars to Mexican pesos	-	(639)	(128)	61	(706)
U.S. dollars to Brazilian reais	(149)	46	1,494	-	1,391
U.S. dollars to Colombian pesos	135	-	-	-	135
Interest Rate Swaps
U.S. fixed rate to U.S. floating rate	-	-	-	(1,307)	(1,307)
Forwards
U.S. dollars to Mexican pesos	(351)	-	-	-	(351)
U.S. dollars to Brazilian reais	(161)	-	-	-	(161)
U.S. dollars to Colombian pesos	(51)	-	-	-	(51)
U.S. dollars to Argentine pesos	9	-	-	-	9
U.S. dollars to Uruguayan pesos	(95)	-	-	-	(95)
U.S. dollars to Costa Rican colones	(17)	-	-	-	(17)
Commodity Hedge Contracts
Sugar	(312)	(46)	-	-	(358)
Aluminum	42	4	-	-	46

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 23, 2025

Coca-Cola FEMSA, S.A.B. de C.V.

By:	/s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya
Chief Financial Officer